UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number:  001-34677

Scorpio Tankers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 31, 2017, Scorpio Tankers Inc. (the "Company") closed its previously announced $50 million public offering (the "Offering") of 8.25% senior unsecured notes due 2019 (the "Notes").
Attached to this Report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement, dated March 28, 2017, among the Company and Stifel, Nicolaus & Company, Incorporated, as representative of the several underwriters named therein.
Attached to this Report on Form 6-K as Exhibit 4.4 is a copy of the Third Supplemental Indenture dated March 31, 2017, between the Company and Deutsche Bank Trust Company Americas, as trustee.
Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the legality and validity of the Notes.
Attached to this Report on Form 6-K as Exhibit 8.1 is the opinion of Seward & Kissel LLP relating to certain tax matters.
Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on March 28, 2017, announcing the launch of the Offering.
Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release issued by the Company on March 28, 2017, announcing the pricing of the Offering.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210284) that was filed with the U.S. Securities and Exchange Commission effective March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: March 31, 2017

	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer